Exhibit 4.13

Summary Translation (from Hebrew)

Employment agreement by and between
Crow Electronic Engineering Ltd. (Orev) and Mrs. Monique Bennoun-Melman

1.	The agreement is effective as of August 1, 2004 (effective date) and shall remain effective for a term of twelve months commencing the effective date and ending on July 31, 2005 and shall be automatically renewed for further periods of 12 months each, unless a prior written notice of at least 60 days is furnished by either of the parties or unless terminated earlier as provided below.

2.	Either party may terminate the agreement for any reason by providing the other party with a prior written notice of two months. However, Orev may terminate the agreement with immediate effect without prior notice, under the following circumstances:

2.1.	a breach of the agreement by Mrs. Bennoun-Melman which has not been remedied within thirty days from written notice thereof.

2.2.	final conviction of Mrs. Bennoun-Melman for a felony having moral turpitude which, in the opinion of the board of directors of Orev, does not allow for the continuation of his employment with Orev.

2.3.	An order for insolvency has been delivered against Mrs. Bennoun-Melman, or she has been declared bankrupt and such orders or declarations have not been dismissed within ninety days and such orders, in the opinion of the board of directors of Orev, may not permit for the continuation of Mrs. Bennoun-Melman’s employment with Orev.

2.4.	In the event of incompetence of Mrs. Bennoun-Melman to perform any legal function and/or unfitness by law, or inability to, temporarily or permanently, care for her business.

2.5.	In the event of a beach of loyalty or duty of care to Orev or acting with conflict of interest with the interests of Orev.

2.6.	If the acts or omissions of Mrs. Bennoun-Melman caused maliciously real damage to Orev, or upon other circumstances by law that permit denouncement of payment of severance pay upon termination.

3.	Mrs. Bennoun-Melman shall serve as Orev’s Sales and Marketing Director, subject to the directions of the CEO of Orev.

4.	As consideration for the performance of his functions under the agreement, Mrs. Bennoun-Melman shall receive from Orev, as of the effective date, a gross monthly salary of NIS 25,000. In addition, as special consideration and incentive for Mrs. Bennoun-Melman’s undertaking to refrain from competing with the business of Orev, as described below, Mrs. Bennoun-Melman shall be entitled, during the term of the agreement, to an annual incentive based on Orev’s audited annual financial reports which shall be equal to 0.75% of Orev’s unconsolidated annual sales in each calendar year exceeding US$ 24 million. Payment of the special consideration shall be made within 30 days from the date of approval by the board of directors of Orev of the annual audited financial reports for any relevant year. In the event of termination of the agreement during any calendar year, the special consideration shall be calculated pro rata to the term of actual employment of Mrs. Bennoun-Melman.

5.	In addition, Mrs. Bennoun-Melman shall be entitled to maintenance of private car, cellular phone, annual vacation of 22 days, contribution to management insurance and advance education fund (Keren Hishtalmut).

6.	Mrs. Bennoun-Melman undertook to keep any information concerning Orev confidential and further to refrain from competing, directly or indirectly, during the term of her employment agreement with Orev and for a further period of 12 months thereafter, with the business of Orev and its affiliates. In the event of a breach by Mr. Melman of his undertaking for non-competition, Mrs. Bennoun-Melman shall return the special consideration as described in Section 4 above received from Orev during the previous five years, linked to the Israeli CPI including an annual interest at the rate of 4%.

7.	The agreement is subject to the required approvals of the organs of Orev, according to the Companies Law, 1999.